Exhibit 99.6

TMX, NYSE – HBM
2013 No. 9

Hudbay Releases First Quarter 2013 Results

Summary

•                  Commercial production commenced for the first phase of Lalor effective April 1, 2013

•                  First quarter operating cash flow before change in non-cash working capital decreased to $12.3 million from $42.2 million in the first quarter of 2012, mainly due to lower sales volumes and realized metals prices and the impact of the precious metals stream transaction

•                  Profit and earnings per share in the first quarter of 2013 were $1.9 million and $0.01, respectively, compared to a profit and earnings per share of $3.4 million and $0.03 in the first quarter of 2012, primarily due to lower sales volumes and realized metals prices

•                  Full year 2013 guidance for production and operating costs remains unchanged

Toronto, Ontario, May 1, 2013 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its first quarter 2013 financial results. In the first quarter of 2013, Hudbay recorded a profit and earnings per share of $1.9 million and $0.01, respectively, compared to a profit and earnings per share of $3.4 million and $0.03, respectively, in the first quarter of 2012.

The first quarter of 2013 profit was affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Impairments and mark-to-market adjustment related to junior mining investments	(1.9)	(1.9)	(0.01)
Gain on mark-to-market of embedded derivative related to long term debt	1.8	1.8	0.01
Impact on deferred tax expense of translation of Peruvian tax basis	—	(2.1)	(0.01)
Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	1.2	0.01
Foreign exchange gain	4.5	3.0	0.02
Loss as a result of provisional pricing adjustments	(2.2)	(1.4)	(0.01)
Loss on forward zinc purchase contracts related to fixed price customer sales	(2.5)	(1.8)	(0.01)

Financial and Operating Results

Total revenue for the first quarter of 2013 was $119.9 million, $67.1 million lower than the same period in 2012. This decrease was primarily due to lower sales volumes mainly as a result of the closures of Trout Lake and Chisel North mines and lower metals prices compared to the first quarter of 2012.

First quarter 2013 ore production at Hudbay’s Manitoba business unit was 16% lower than the prior year’s first quarter due to the planned permanent closures of the Trout Lake and Chisel North mines in June 2012 and September 2012, respectively, partially offset by production at Lalor. Overall mine operating costs per tonne were 6% lower than the prior year’s quarter with the closure of the higher-cost Trout Lake and Chisel North mines, partially offset by higher operating costs per tonne of ore at the 777 mine.

Operating costs per tonne of ore at 777 in the first quarter of 2013 were 21% higher, compared to the same period in 2012, primarily due to increased contractor costs and additional ground support requirements.  Additional contractor work was required at 777 in the past two quarters due to issues with equipment availability in the fall of 2012 that reduced operating development rates. Equipment availability has returned to normal levels, operating development progress is sufficient to support normal mining rates, and contractors are no longer assigned to operating development work. Full year unit operating costs at 777 are expected to be in line with guidance.

The operating cost per tonne of ore processed in the first quarter of 2013 at the Flin Flon concentrator increased as expected by 22% compared to the same period in 2012, largely due to reduced ore throughput following closure of the Trout Lake mine. Operating costs at the Snow Lake concentrator for the first quarter of 2013 increased 27% from the same period in 2012 due to transitional work to process Lalor ore and additional manpower and training costs to prepare for increased concentrator throughput for the remainder of 2013. Hudbay expects its full year metal in concentrate production and unit costs will be within the guidance range.

Cash Flows

Operating cash flows before change in non-cash working capital were $12.3 million, reflecting a decrease of $30.0 million compared to 2012, mainly as a result of lower sales volumes, lower realized prices and reduced gold and silver cash receipts, within the quarter, as a result of the precious metals stream transaction in 2012.

Cash and cash equivalents decreased by $286.6 million from December 31, 2012 to $1,050.5 million as at March 31, 2013. This decrease was mainly driven by $201.3 million in capital expenditures primarily at the Lalor and Constancia projects, and interest and dividend payments of $26.7 million and $17.2 million, respectively.

As at March 31, 2013, Hudbay has total available liquidity of $1,536.0 million, comprised of $1,050.5 million in cash and cash equivalents, US$250.0 million in deposits to be received from Silver Wheaton and availability under its credit facility of $235.5 million net of outstanding letters of credit. These amounts do not include anticipated cash flow from operations. The company is also considering additional financing opportunities, including equipment financing for the Constancia mobile fleet.

Lalor

The company has invested approximately $338 million of its $794 million capital construction budget for the Lalor project to March 31, 2013 and has entered into an additional $84 million in commitments for the project.

During the first quarter of 2013, Hudbay hoisted 81,800 tonnes of ore from the ventilation shaft at Lalor at a copper grade of 0.57% and zinc grade of 9.94%. During the same period, underground project development continued to advance. The company’s primary focus is to complete the 910 metre shaft station in the second quarter of 2013 and to continue to ramp to the 955 metre level, which the company expects to reach by the end of the third quarter of 2013. Hudbay is developing ore and waste handling systems as well as the dewatering areas on the 910 and 955 metre levels.

Given the nature of the Lalor project, Hudbay expects to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project includes the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. Hudbay commenced this phase of commercial production on April 1, 2013 with Lalor initial production contributing to profit starting at that time.

As of April 26, 2013 the main production shaft was sunk to approximately 710 metres and is approximately 72% complete. Hudbay expects shaft sinking to be completed in late 2013. Upon completion of sinking, the installation of the steel sets and guides as well as the headframe changeover will begin.  Ore production is expected to transition from the ventilation shaft to the main production shaft by the fourth quarter of 2014, subject to receipt of required regulatory permits.

Hudbay is in the process of completing the final engineering work for the load-out facilities located at the 955 metre level, as well as the main pumping installations. The company is preparing for construction of the main intake fan systems and the main substation, which is scheduled to be completed in the fourth quarter of 2013.

Hudbay expects to submit the Environment Act Licence application for the new concentrator to the Manitoba government in the second quarter of 2013.  The new design will incorporate a larger grinding circuit being fed from the surface stockpile. Hudbay will hoist uncrushed ore up the main production shaft at Lalor to be crushed on surface and then conveyed to the surface stockpile. The stockpile will feed a SAG mill and ball mill combination that has design capacity of 5,400 tonnes per day.

Reed Copper Project

During the first quarter, Hudbay’s focus for its 70% owned Reed copper project near Flin Flon, Manitoba was advancing the underground ramp and sinking the escape and ventilation raises from surface. Of Hudbay’s $72 million capital construction budget, the company has invested approximately $37 million on the project to March 31, 2013 and has entered into an additional $13 million in commitments. Capital expenditures at Reed are expected to total approximately $44 million in 2013.

After completing the first portal development round in October 2012, the underground ramp had advanced approximately 363 metres as of March 31, 2013. In March 2013, Hudbay was able to start hauling waste from underground via haul trucks, which is expected to reduce cycle times and improve the rate of ramp development.

Hudbay expects initial production at the Reed copper project by the fourth quarter of 2013 and full production of approximately 1,300 tonnes of ore per day by the first quarter of 2014.

Constancia

Hudbay has incurred approximately US$480 million in costs of its US$1.5 billion capital construction budget on the Constancia project to March 31, 2013 and has entered into an additional US$534 million in commitments for the project.

The company has secured the mine fleet with 18 haul trucks scheduled for delivery between June 2013 and August 2014.

Tire procurement is underway with a number of tires purchased and contracts arranged to meet fleet requirements. Hudbay expects the arrival of the three hydraulic shovels in August 2013, September 2013 and January 2014, respectively, and to begin pre-stripping activities late in 2013.

Development of the project is approximately 25% complete. Civil earth works for the process plant area are approximately 70% complete and remain on schedule. The principal foundations for the ball and SAG mills are poured and complete. Forms are being erected for the reclaim tunnels and crusher foundation. Progress on the tailings management facility has been negatively impacted by the unusually high rainfall in the first quarter. However, the dry season commenced in April and Hudbay believes the impact on project schedule is recoverable. Targets for initial production in late 2014 and full production in the second quarter of 2015 remain unchanged.

Land access for the power transmission line is being arranged and the negotiation of the power purchase agreement is well advanced. The principal port operator has provided assurances that the concentrate shipments will be accommodated, and Hudbay is considering short term and long term solutions to best serve the project’s needs.

In accordance with the agreements Hudbay has entered into with local communities, relocation of affected families is underway and the construction of new housing is in progress. Hudbay has delivered new homes to 14 families, and the remaining 22 families are scheduled to be relocated in 2013.

Permitting and regulatory efforts remain on schedule. The next major permit is the operating permit, which Hudbay expects to receive in the normal course upon commissioning of the mine which is scheduled for early 2015. The company has already received the beneficiation concession, mining permit and approval for the early refund of value added tax on purchases with retroactive effect to December 2012.

Key Financial Results

	Three Months Ended March 31
($000s except per share and cash cost amounts)	2013	2012
Revenue	119,881	187,038
Profit before tax	7,924	16,969
Basic and diluted earnings per share(1)	0.01	0.03
Profit for the period	1,907	3,355
Operating cash flow(2)	12,261	42,247
Operating cash flow per share(3)	0.07	0.25
Cash cost per pound of copper sold(3)	1.78	1.18
Cash and cash equivalents	1,050,476	1,337,088	(4)
Total assets	3,508,748	3,476,497

(1)Attributable to owners of the company.

(2)Before change in non-cash working capital.

(3)Refer to “Non-IFRS Financial Performance Measures” below.

(4)As at December 31, 2012.

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash costs per pound of copper sold (“cash cost”) are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of the Company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three months ended March 31, 2013:

	Three Months Ended
	Mar. 31	Mar. 31
($000s except share and per share amounts)	2013	2012
Operating cash flow before change in non-cash working capital	12,261	42,247
Weighted average shares outstanding	172,012,192	171,912,598
Operating cash flow per share	0.07	0.25

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations.  Hudbay’s calculation takes a by-product costing approach, under which the company designates copper as its primary metal of production and from which the company subtracts the net revenues realized from the sale of other metals mined with copper.  As there is significant variation in calculation methodologies in practice, Hudbay’s cash cost may not be directly comparable with the cash cost of other companies.

Cost to copper concentrate includes all direct mining, milling, and concentrating costs incurred in the production of copper concentrate at Hudbay’s mines and mills in addition to general and administrative expenses directly related to those operations.  Downstream costs include freight, distribution, and treatment charges related to copper concentrate plus copper refining costs.  Net by-product credits include revenue from the sale of zinc, gold, silver, and other by-products less the production costs of zinc and refining costs associated with gold and silver. Realization of deferred revenue under the precious metals stream agreement with Silver Wheaton is not included in net by-product credits.

	Three Months Ended
	Mar. 31 2013	Mar. 31 2012
Cash cost per pound of copper sold
$/lb
Mining, milling, concentrating	1.66	1.77
On-site administration and general expenses	0.24	0.18
Cost to copper concentrate	1.90	1.95
Treatment and refining	0.20	0.17
Freight and distribution	0.34	0.31
Other	0.01	0.03
Downstream costs	0.55	0.51
Net by-product credits	(0.67)	(1.28)
Cash cost per pound of copper sold	1.78	1.18

Reconciliation to Income Statement
($000s)
Cost of sales - mine operating costs	81,021	120,063
Treatment and refining charges	4,951	6,970
Pre-production revenue	4,677	—
By-product revenues	(69,186)	(97,259)
Less: change in deferred revenue	9,443	—
	30,906	29,774

Less: indirect costs(1)
Share based payment	258	334
Adjustments related to zinc inventory write-downs (reversals)	—	1,058
Demolition and rehabilitation	—	40
Subtotal - cash costs	30,648	28,342
Copper sales (000s lbs)	17,242	24,072
Cash cost per pound of copper sold ($/lb)	1.78	1.18

(1)Indirect costs in cost of sales - mine operating costs

Cash cost for the first quarter of 2013 was $1.78/lb, compared to $1.18/lb for the same period in 2012. The increase is due primarily to the commencement of deliveries of gold and silver to Silver Wheaton under the stream agreement as the non-cash portion of these sales is excluded from by-product credits and the total sales price is relatively lower than the first quarter of 2012.  The impact of the stream agreement reduced net by-product credits by approximately $0.79/lb during the quarter.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HUDBQ1MDA2013.pdf

Financial Statements:

http://media3.marketwire.com/docs/HUDBQ1FS2013.pdf

Conference Call and Webcast

Date:                                                                                          Thursday, May 2, 2013

Time:                                                                                        10 a.m. ET

Webcast:                                                                     www.hudbayminerals.com

Dial in:                                                                                 416-644-3415 or 877-974-0445

Replay:                                                                             416-640-1917 or 877-289-8525

Replay Passcode:                        4610976#

The conference call replay will be available until midnight (Eastern Time) on May 16, 2013. An archived audio webcast of the call also will be available on Hudbay’s website.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’ or ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at Hudbay’s 777 and Lalor mines, continued processing at the company’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to develop its Lalor, Constancia and Reed projects and the anticipated scope of, cost of and development plans for, these projects, anticipated timing of Hudbay’s projects and events that may affect the company’s projects, Hudbay’s expectation that it will receive the remaining US$250 million deposit payment under the precious metals stream transaction with Silver Wheaton Corp., the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  the volatility of commodity prices;

•                  the volatility in foreign exchange rates;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the company’s Constancia project and First Nations communities surrounding the company’s Lalor and Reed projects;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of the company’s projects, depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with the company’s pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in the company’s debt instruments, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form and Form 40-F.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (“SEC”) Industry Guide 7.

Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with NI 43-101 of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F dated March 28, 2013 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found onwww.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com